Creating a Global Industrial Leader Johnson Controls and Tyco George Oliver – CEO Bernstein Strategic Decisions Conference June 3, 2016 Filed by Tyco International plc pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Johnson Controls, Inc. Form S-4 File No.: 333-210588 Date: June 3, 2016 Explanatory Note: The following slides formed part of a presentation given by the chief executive officer of Tyco International plc at an investor conference.

NO OFFER OR SOLICITATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Johnson Controls and Tyco that also constitutes a preliminary prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). These materials are not yet final and will be amended. Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction after the registration statement has become effective. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333. Legal Disclosures

Legal Disclosures/Forward Looking Statements PARTICIPANTS IN THE SOLICITATION Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016. Cautionary Statement Regarding Forward-Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction. Many factors could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Tyco’s reports filed with the SEC, which are available at www.sec.gov and www.Tyco.com under the “Investor Relations” tab, and those identified elsewhere in this communication, risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures

Forward Looking Statements/Required Disclosures Cautionary Statement Regarding Forward-Looking Statements (cont.) revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Tyco and Johnson Controls to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco’s business. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Statement Required by the Irish Takeover Rules The directors of Tyco accept responsibility for the information contained in this communication relating to Tyco and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Tyco (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

Creating A Global Industrial Leader ~$30B Tyco: ~$10B Fire & Security Integrated Solutions & Services Fire, Security & Life Safety Products Johnson Controls: ~$20B Building Controls, HVAC Solutions & Services Energy Storage *Excludes automotive-seating business spin “Adient”

Uniquely Positioned To Provide Most Comprehensive Portfolio Of Building And Energy Solutions World’s leading provider of Buildings and Energy Storage technologies, solutions and services with 2016 pro-forma revenue of ~$30B* Industry leading brands and technologies with deep innovation pipelines Significant scale advantage - global footprint and distinctive technical expertise across businesses Compelling value creation for shareholders through productivity initiatives, synergies and significant growth opportunities Committed to maintaining strong investment-grade credit metrics with increased financial flexibility Investment Highlights *Excludes automotive-seating business spin “Adient”

Executing Against Our Day 1 Plan* April May July / August Oct 1st Announced Transaction Tyco S-4 initial filing with SEC Adient Form 10 Filing with SEC JCI & Tyco Shareholder Meetings to Vote on Merger January ...Integration Work Underway …Adient Spin On Track Leveraging “Best Of Both” To Be “Day 1” Ready JCI/Tyco Day 1 Legal Merger Adient’s Legal Day 1 as an Independent Company Oct 31st *Reflects anticipated timeline

Combined Company Has A Stronger Financial Profile…

Income Statement

- ~$30B of Revenue
- ~$4.5B of EBITDA

(before synergies)

Balance Sheet

- 2x – 2.5x Net Debt / EBITDA
- ~$10.5B of Net Debt*

Other

- ~940M shares outstanding**
- ~17% tax rate
- Strong FCF Conversion

Disciplined Capital Allocation



1. Organic Growth Investments



2. Competitive Dividend



3. Strategic M&A



4. Share Repurchases

…Which Provides Increased Financial Flexibility

Johnson Controls tyco

*Assumes a ~$3B cash dividend from Adient and $4.0B transaction debt
**See appendix for reconciliation

8

Type Cycle End Market Geography Balanced Revenue Mix Provides Strong Base For Growth And Durability Through The Cycle *Excludes automotive-seating business spin “Adient” NOTE: Pie chart %’s based on FY15 actuals, proforma to include Hitachi Commercial HVAC23% ~$30B* Proforma Revenue

Creating ~$1 Of Earnings Per Share Over The Next 3 Years

Johnson Controls | tyco

Productivity Plus Deal Synergies
= $1B+ Opportunity

Johnson Controls Productivity ~$300M* + **Tyco Productivity ~$100M*** + **Deal Synergies ~$650M*** = **~$1B+**

Johnson Controls Productivity:
- Manufacturing/ Engineering
- Procurement
- Marketing & Sales
- Functional Excellence

Tyco Productivity:
- Procurement
- Branch Network
- Functional Excellence

Deal Synergies:
- Operational
- Tax

Significant Value Creation Within Our Control

*Year 3 run rate synergies / productivity are estimates of future amounts

Johnson Controls tyco 10

Elements Of Our Cost Synergy & Productivity Plans ~$400 Million (45% of Total Net Savings) Consolidate ~$275 Million (30% of Total Net Savings) Enhance Savings Area Savings $ G&A Procurement Generating ~$900 Million Net Operational Savings ~$225 Million (25% of Total Net Savings) Integrate Field

Consolidate: Leverage Combined Structure ~$2 Billion Cost Base Areas of Savings: Public Company Costs Functional Excellence Duplicative Spend HR Finance Legal IT Other G&A ~$400M Net Savings

Enhance: Savings Through Scale And Best Practices FY16 ~$12B ~25% ~45% ~30% Direct Indirect Field ~$275 Million Net Savings Procurement Spend

Integrate: Drive Savings In Manufacturing, Engineering And Business Unit Integration Type of Costs ~$8 Billion Cost Base Manufacturing Engineering Commercial Operations Branch Overhead What Drives Savings? Lean Six Sigma Branch Consolidation Duplicative Spend ~$225 Million Net Savings

A Proven History Of Operational Execution…

Tyco Adjusted Segment Margin*



12.1%
13.0%
13.9%
14.4%
FY12 Normalized
FY13
FY14
FY15

- **230bps segment margin expansion over 3 year period**
  - ~20% segment income growth
- **Segment margin expansion primarily driven from restructuring and productivity benefits**
  - Procurement
  - Branch Network Optimization
  - Functional Transformation

JCI (WholeCo) Adjusted Segment Margin*



6.1%
6.4%
7.4%
8.6%
FY12
FY13
FY14
FY15

- **250bps of segment margin expansion over 3 year period**
  - ~44% adjusted segment income growth
  - Segment margin expansion aided by significant restructuring and operational efficiencies
  - Leading manufacturing capabilities
  - JCOS-driven improved processes
- **Proven ability to integrate over many significant M&A transactions**

…Driving Transformation And Building Strong Fundamentals

* Segment operating margin before special items is a non-GAAP measure. See appendix for reconciliation.

Johnson Controls tyco 15

Nascent market but well-positioned with technologies and expertise to lead Approach is becoming increasingly common in large, complex and enterprise markets Have the products and commercial capabilities in place today Early Thoughts On Revenue Synergies 1 2 3 Immediate, tangible benefits of cross-selling and strategic account management Near Term Year 1 Medium Term Years 2-4 Longer Term Years 4+ Field integration - Integrated capabilities expand opportunities for integrated solutions and value-added services Advanced technology integration - new technologies supportive of IoT and value creating applications Enabled By JCI / TYC Direct Channels

Combined Company Able To Leverage Connectivity & Drive Synergies For A “Smarter” Customer Offering

Compelling Combination With Significant Value Creation Global leader in Building Automation, Controls, Fire, Security, HVAC Equipment and Energy Storage Systems $1 billion+ in initiatives within our control creating ~$1 of earnings per share over the next 3 years Combined company well positioned to drive earnings growth Strong balance sheet with balanced capital allocation Diversified exposure across the business cycle with significant service and aftermarket revenue

Appendix

JCI + Tyco Proforma Share Reconciliation (Approximation) (in millions, except stock split ratio) Tyco diluted shares 430 Reverse stock split x 0.955 Tyco post-stock split diluted shares 411 A JCI diluted shares 653 Less: expected share repurchase ($500M) (13) Less: $3.9B cash to JCI shareholders (111) Adjusted JCI diluted shares 529 B Total combined company diluted shares 940 A+B

Transaction Highlights Name & Relative Ownership Johnson Controls and Tyco to combine under the existing Tyco entity and the combined company will be called Johnson Controls plc Johnson Controls shareholders will own ~56% of the combined company shares (plus receive ~$3.9bn cash consideration in the merger) and Tyco will own ~44% of the combined company shares Shareholder Consideration Tyco will effect a reverse stock split so that Tyco shareholders will receive a fixed exchange ratio of 0.9550 shares of the combined company for each of their existing Tyco shares Johnson Controls shareholders receive 1 share of the combined company for each Johnson Controls share, or may elect to receive cash equal to $34.88 per share (volume weighted 5-day average share price as of signing) for some or all of their Johnson Controls shares Subject to proration so that ~$3.9bn aggregate cash is paid to Johnson Controls shareholders in merger Shares to remain NYSE listed and traded under the “JCI” ticker Headquarters Global headquarters: Cork, Ireland North America operations: Milwaukee, Wisconsin Board of Directors 6 directors from Johnson Controls, 5 directors from Tyco Includes Alex Molinaroli and George Oliver Leadership Johnson Controls’s Chairman and CEO will serve as Chairman and CEO of the combined company for 18 months and then become Executive Chairman for 12 months Tyco’s CEO will serve as President and Chief Operating Officer for 18 months and then become CEO for 12 months, and then succeed to Chairman and CEO Closing Expected October 1, 2016, subject to customary closing conditions, including Johnson Controls and Tyco shareholder approvals and regulatory approvals Planned Adient spin-off to occur post merger, expected October 31, 2016

What Each Shareholder Receives Johnson Controls Shareholder Pro Forma Transaction Today 1 Tyco share Effect reverse stock split 0.9550 combined company share 1 Johnson Controls share Cash / stock election $3.9B aggregate cash consideration 1 combined company share –or-- $34.88 cash / share (subject to proration)

Non-GAAP Reconciliation: Tyco Segment Operating Margin FY12 – FY15 FY12 FY13 FY14 FY15 Revenue Revenue Revenue Revenue Revenue (GAAP) $9,875 $10,058 $10,332 $9,902 Segment Segment Segment Segment Operating Operating Operating Operating Income Margin Income Margin Income Margin Income Margin Segment Operating Income (GAAP) $1,167 11.8% $1,143 11.4% $1,376 13.3% $1,376 13.9% Separation costs included in SG&A 5 49 51 2 (Gains) / losses on divestitures, net included in SG&A 7 15 1 31 Acquisition / integration costs 9 4 3 5 - Environmental remediation 17 100 Legacy legal items 29 1 Amortization of inventory step-up 4 Amortization of acquired backlog 2 Loss on sale of investment 7 Total Before Special Items $1,234 12.5% $1,311 13.0% $1,438 13.9% $1,421 14.4% Anticipated dis-synergies in NA IS&S segment (35) Normalized $1,199 12.1% FY12 FY13 FY14 FY15

Non-GAAP Reconciliation: Johnson Controls Segment Operating Margin FY12 – FY15 FY12 FY13 FY14 FY15 Revenue Revenue Revenue Revenue Revenue (GAAP) $36,310 $37,145 $38,749 $37,179 Segment Segment Segment Segment Income Margin Income Margin Income Margin Income Margin Segment Income (GAAP) $2,227 6.1% $2,511 6.8% $2,721 7.0% $3,258 8.8% Transaction / Integration / Separation Costs - 39 91 (Gains) / losses on divestitures, included in SG&A (35) (60) 95 (145) Pension Settlement (69) 15 Restructuring & Impairment 33 - Segment Income (Non-GAAP) $2,225 6.1% $2,382 6.4% $2,870 7.4% $3,204 8.6% FY12 FY13 FY14 FY15